UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Energy Focus, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

29268T102

(CUSIP Number)

Scott E. DeSano

222 Seaspray Avenue

Palm Beach, Florida 33480

(617) 870-3736

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29268T102

1.	Names of Reporting Persons.

Scott E. DeSano
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds

PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization

U.S.
	7.	Sole Voting Power
4,791,305
Number of Shares	8.	Shared Voting Power
Beneficially Owned by		-0-
Each Reporting	9.	Sole Dispositive Power
Person With:		4,791,305
	10.	Shared Dispositive Power
-0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,791,305
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11)

9.3% (1)
14.	Type of Reporting Person

IN

(1)

Based on 49,158,886 shares of Common Stock as reported by the Issuer in their Preliminary Proxy Statement on Form PRER14A filed with the United States Securities and Exchange Commission on August 2, 2013.

Item 1. Security and Issuer

This Amendment No. 2 to Schedule 13D amends the statement on Schedule 13D/A filed on April 5, 2012 and is being filed to report the acquisition of unsecured subordinated convertible notes resulting in a change in the percent of beneficial ownership. This statement relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Energy Focus, Inc., a Delaware corporation (the “Company”). The Company's principal executive offices are located at 32000 Aurora Rd., Solon, Ohio 44139.

Item 3. Source and Amount of Funds or Other Consideration

The subordinated convertible notes giving rise to this transaction were purchased using personal funds.

Item 5. Interest in Securities of the Issuer

(a)

As of the date of this Schedule 13D/A, the reporting person beneficially owns 4,791,305 shares of Common Stock, including 2,400,000 shares owned and 2,391,305 shares represented by convertible notes. The number of shares reported represents approximately 9.3% of the 49,158,886 shares of Common Stock outstanding as reported in the Company’s Preliminary Proxy Report on Form PRER14A filed with the United States Securities and Exchange Commission on August 2, 2013.

(c)

On December 13, 2012, the Company entered into a three-year unsecured subordinated convertible note totaling $250,000 with Mr. DeSano. The note may be converted into shares of Common Stock of the Company at $0.23 per share beginning on April 30, 2013. On May 20, 2013, the Company entered into a three-year unsecured subordinated convertible note totaling $300,000 with Mr. DeSano. The note may be converted into shares of Common Stock of the Company at $0.23 per share beginning on September 30, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2013	/s/ Scott E. DeSano
Scott E. DeSano